As Filed with the Securities and Exchange Commission on December 3, 2002

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

LVMH MOET HENNESSY LOUIS VUITTON SA

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer’s name into English)

France

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

____________________

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, N.Y. 10286

Telephone (212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, N.Y. 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

x immediately upon filing

on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, Five (5) American Depositary Shares evidencing One (1) Common Share, Par Value EUR 0.30 each of LVMH Moet Hennessy Louis Vuitton SA.	50,000,000 American Depositary Shares	$0.05	$2,500,000.00	$230.00

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Article
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles (7) and (10)
(iii) The collection and distribution of dividends	Article (8)
(iv) The transmission of notices, reports and proxy soliciting material	Article (7)
(v) The sale or exercise of rights	Article (8)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (8) and (12)
(vii) Amendment, extension or termination of the Deposit Agreement	Articles (4) and (15)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Article (2)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles (1), (2), (3), (4), (5), (6), (8) and (17)
(x) Limitation upon the liability of the Depositary	Article (13)
(3) Fees and Charges	Article (15)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that Frontline Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article (7)

Part II- Information Not Required in Prospectus.

Item-3 Exhibits

1.

Form of Deposit Agreement - The Deposit Agreement relating to the American Depositary

       Receipts registered hereunder is contained in the form of Receipt itself, which is filed herewith as Exhibit 1.

1.

Opinion of counsel - filed herewith as Exhibit 4.

1.

Certification under 466 – filed herewith as Exhibit 6.

Item-4

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the

Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both

(1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 26, 2002.

Legal entity created by the agreement for this

issuance of American Depositary Receipts for

Common Shares of Par Value EUR 0.30 each of

LVMH Moet Hennessy Louis Vuitton SA

By:  The Bank of New York,

As Depositary

By:  /S/Michael F. Finck

Michael F. Finck

Managing Director

INDEX TO EXHIBITS

Exhibit Number
(1)	Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of the American Depositary Receipt itself.
(4)	Opinion of Emmet, Marvin & Martin, counsel for the Depositary, as to the legality of the securities being registered.
(6)	Certification under Rule 466.